Exhibit 99.1

RRsat Global Communications Network Ltd.
______________

Notice of Extraordinary General Meeting of Shareholders

January 25, 2010

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on January 25, 2010 at 10:00 a.m. (Israel time), at RRsat's executive offices at Reem, D.N. Shikmim 79813, Israel (the telephone number at that address is +972-8-861-0000).

The following matters are on the agenda for the meeting:

(1)	to reelect David Assia and Vered Levy-Ron as Outside Directors for a period of three years; and

(2)	to approve the compensation of the Outside Directors.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on December 27, 2009.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on December 27, 2009, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1 and 2.  In addition, a special majority vote will be required for approval of proposals Nos. 1 and 2.  In order to approve such proposals, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against the relevant proposal must not represent more than one percent of our outstanding Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-8-861-0000) until the date of the meeting.

By Order of the Board of Directors,

GILAD RAMOT
Chairman of the Board of Directors

Dated: December 21, 2009